January 20, 2017

BY ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549-3628

Attn:	Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel, and Mining

Re:	Fortuna Silver Mines Inc.
Form 40-F for the Year Ended December 31, 2015
Filed March 29, 2016
Form 6-K furnished November 8, 2016
File No. 001-35297

Dear Mr. Arakawa:

We refer to the comment letter of the Securities and Exchange Commission (the "Commission") dated December 22, 2016, with respect to the Form 40-F for the year ended December 31, 2015 of Fortuna Silver Mines Inc. (the "Company") and the Form 6-K furnished by the Company to the Commission on November 8, 2016.  The Company and its auditors, lawyers and other advisors are continuing to review and consider the comments with a view to addressing the comments as soon as practicable.  The Company has determined that additional time is required to properly consider and address the comments and respectfully requests a further extension to January 27, 2017.  It is our expectation that the Company will be in a position to furnish the Commission with a response letter by that date.

Please telephone the undersigned at (604) 684-8026 if you have any questions or need any additional information.

Yours very truly,

FORTUNA SILVER MINES INC.

Per:	/s/ Sally Whittall
Sally Whittall
Corporate Secretary

cc:	Brian McAllister (Securities and Exchange Commission)
Riccardo Leofanti (Skadden, Arps, Slate, Meagher & Flom LLP)